Exhibit 3.1.3

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

NEXIMMUNE, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

NexImmune, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation (hereinafter called the “Corporation”) is NexImmune, Inc.. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 7, 2011 under the name NexImmune, Inc.

2.    That the Company filed the following with the Secretary of State of the State of Delaware: (i) an Amended and Restated Certificate of Incorporation on January 10, 2017; (ii) a Second Amended and Restated Certificate of Incorporation on December 28, 2017; (iii) a Third Amended and Restated Certificate of Incorporation on December 28, 2017; (iv) a Fourth Amended and Restated Certificate of Incorporation on January 8, 2019; (v) a Fifth Amended and Restated Certificate of Incorporation on November 27, 2019; (vi) a Certificate of Correction of the Restated Certificate of Incorporation on January 14, 2020; and (vii) a Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation on January 14, 2021.

3.    That the Board of Directors of the Company duly adopted resolutions by unanimous written consent proposing amendments to the Fifth Amended and Restated Certificate of Incorporation of the Company (as amended, the “Restated Certificate of Incorporation”), to effect a reverse stock split of the Corporation’s common stock by inserting the following new paragraph immediately following the first paragraph of Article IV thereof:

“Upon the effectiveness of this Certificate of Amendment to Restated Certificate of Incorporation, every 17.264895 issued and outstanding share of Common Stock of the Corporation shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation; provided, however, that in lieu of issuing fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), the Corporation shall take such actions as permitted by and in accordance with Section 155 of the DGCL; provided further that the Applicable Conversion Price with respect to each outstanding share of Preferred Stock shall be adjusted in accordance with Section B.4.5 of Article IV hereof.”

4.    Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

5.    This Certificate of Amendment to Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized President and Chief Executive Officer this 5th day of February, 2021.

NEXIMMUNE, INC.

By:	/s/ Scott Carmer
Scott Carmer
President and Chief Executive Officer